FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.
Securities Registration Record No. 175

Santiago, March 25, 2013
Ger. Gen. No. 59 / 2013

Mr. Fernando Coloma C.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Alameda 1449
Santiago, Chile

RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, duly authorized and representing Enersis S.A., I hereby inform you as significant event the following:

As of today, Citibank, N.A., as the depositary for the company’s American Depositary Shares, or ADSs, has informed us that at the end of the preemptive subscription period in the United States of America stock markets, which ended Thursday, March 21, 2013 at 2:15 p.m. (New York City time), preemptive rights were exercised for a total of 33,508,834 American Depositary Shares, equivalent to 1,675,441,700 shares corresponding to the ongoing capital increase of Enersis S.A, for a total subscription value of USD 624,939,754.10.

Until the condition precedent, which the referred capital increase is subject to, is verified; the above mentioned ADS’ subscriptions have no financial effect on the assets, liabilities, or results of Enersis S.A.

We also inform that Enersis S.A. and its subsidiary Empresa Eléctrica de Colina Limitada, formed yesterday a company called "INVERSIONES SUDAMÉRICA LIMITADA," based on Santiago, which purpose is to carry out and develop, in the country or abroad, all kinds of investments or business, especially in the electricity sector and related fields, on its own account or on behalf of third parties, either directly or through subsidiaries or joint ventures companies. This new subsidiary share capital is the amount of 10,000,000 Chilean pesos, which will be contributed and paid in cash by the partners as follows: Enersis S.A., 99.99999%, i.e. 9,999,999 Chilean pesos; and Empresa Eléctrica de Colina Limitada, 0.00001%, i.e. 1 Chilean Peso.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

cc.:

Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative
Depósito Central de Valores (Central Securities Depository)
Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 25, 2013